September 24, 2018

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Lilis Energy, Inc.
Request to Withdraw Inadvertently Filed Registration Statement on Form S-3
File No. 333-227432

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lilis Energy, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 (File No. 333-227432), filed with the Commission on September 20, 2018, together with all exhibits thereto (the “Inadvertently Filed Registration Statement”) because it was incorrectly labelled as a Form S-3 filing through the Company’s automated filing service, Workiva, when it should have been labelled as a Rule 424(B)(5) Final Prospectus filed in relation to Company’s Registration Statement on Form S-3 (File No. 333-224378), previously filed with the Commission on April 20, 2018.

Obviously, such Inadvertently Filed Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities have been or will be distributed, issued or sold under the Inadvertently Filed Registration Statement. Therefore, withdrawal of the Inadvertently Filed Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions or require further information regarding the foregoing, please do not hesitate to contact Mark L. Jones (mjones@bakerlaw.com or (713) 646-1395).

Sincerely,

Lilis Energy, Inc.

By: /s/Geok Pang Lim__________________
Name: Geok Pang Lim
Title: Senior VP & Chief Accounting Officer

cc: Mark L. Jones /s/MLJ
Baker & Hostetler LLP